UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q

☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:  December 31, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Heidrick & Struggles International, Inc.
Full name of Registrant

Not Applicable
Former Name if Applicable

233 South Wacker Drive, Suite 4900
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60606-6303
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SARE or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As a result of fourth quarter of 2016 changes to our tax structure and to our reportable segments and the impact on our accounting and financial presentation, Heidrick & Struggles International, Inc. (the “Company”) has determined it will need additional time to file its Annual Report on Form 10-K for the year ended December 31, 2016 (the “Annual Report”).  The Company anticipates that it will file the Annual Report no later than March 31, 2017, the fifteenth calendar day following the prescribed filing date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of the person to contact in regard to this notification:

Richard W. Pehlke	312	496-1608
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒ No ☐
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company reported in a press release dated February 27, 2017, that the Company expects to report revenue growth of approximately 9.6% for fiscal 2016 as compared to fiscal 2015, and to report positive earnings per share for the full year and fourth quarter ending December 31, 2016.

Certain matters discussed in this notification may constitute “forward-looking statements” within the meaning of the federal securities laws, including, but not limited to, the Company’s expected revenue and earnings per share for the full fiscal year and fourth quarter ended December 31, 2016.  These statements are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Actual results and the timing of certain events may differ materially from those indicated by such forward looking statements due to a variety of risks and uncertainties, many of which are beyond the Company’s ability to control, including such risks and uncertainties outlined in the Company’s periodic reports filed with the Securities and Exchange Commission.  These statements are made as of the date of this notification, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Heidrick & Struggles International, Inc.
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

By:	/s/ Richard W. Pehlke
Richard W. Pehlke
Chief Financial Officer